Exhibit 99.4

 1  Corporate Presentation  GH Research PLC (NASDAQ: GHRS)  GH Research  November 2023  2023© GH Research PLC

 Disclaimer Regarding Forward-Looking Statements  This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s expectations related to the clinical hold on the GH001 IND, including plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold, the timing required to lift such clinical hold and for discussions with the FDA and the outcomes and resolution of such discussions; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  2023© GH Research PLC  2

 Disclaimer Regarding Forward-Looking Statements  This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  2  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  2023© GH Research PLC  2

 Seeking  Ultra-Rapid, Durable Remissions  in Depression  3  2023© GH Research PLC  3

 Stage of Development  PROGRAMS  INDICATION  PRECLINICAL  PHASE 1  PHASE 2a PHASE 2b  PHASE 3  CURRENT STATUS  GH001Mebufotenin (5-MeO-DMT)for inhalation administration   Treatment-Resistant Depression (TRD)  Phase 2b RDBPC trial initiated(GH001-TRD-201)  Bipolar II Disorder* (BDII)  Phase 2a POC trial initiated(GH001-BD-202)  Postpartum Depression (PPD)  Phase 2a POC trial initiated(GH001-PPD-203)  GH002Mebufotenin (5-MeO-DMT) for i.v. administration   Psychiatric or Neurological Disorder  Phase 1 HV trial initiated(GH002-HV-105)  GH003Mebufotenin (5-MeO-DMT) for nasal administration  Psychiatric or Neurological Disorder  Pre-clinical development ongoing  Pipeline  2023© GH Research PLC  *Bipolar II disorder with a current major depressive episode  5-MeO-DMT, 5-Methoxy-N,N-Dimethyltryptamine; i.v., intravenous; RDBPC, Randomized, Double-Blind, Placebo-Controlled; POC, Proof-of-Concept; HV, Healthy Volunteer   Complete  Ongoing  4

 Stage of Development  PROGRAMS  INDICATION  PRECLINICAL  PHASE 1  PHASE 2a PHASE 2b  PHASE 3  CURRENT STATUS  GH001Mebufotenin (5-MeO-DMT)for inhalation administration   Treatment-Resistant Depression (TRD)  Phase 2b RDBPC trial initiated(GH001-TRD-201)  Bipolar II Disorder* (BDII)  Phase 2a POC trial initiated(GH001-BD-202)  Postpartum Depression (PPD)  Phase 2a POC trial initiated(GH001-PPD-203)  GH002Mebufotenin (5-MeO-DMT) for i.v. administration   Psychiatric or Neurological Disorder  Phase 1 HV trial initiated(GH002-HV-105)  GH003Mebufotenin (5-MeO-DMT) for nasal administration  Psychiatric or Neurological Disorder  Pre-clinical development ongoing  Pipeline  4  2023© GH Research PLC  *Bipolar II disorder with a current major depressive episode  5-MeO-DMT, 5-Methoxy-N,N-Dimethyltryptamine; i.v., intravenous; RDBPC, Randomized, Double-Blind, Placebo-Controlled; POC, Proof-of-Concept; HV, Healthy Volunteer   Complete  Ongoing  4

 ... Remission Rates in TRD < 15%  Established Therapies are Slow-Acting  ~33% no remission   despite 4 treatment steps  Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006  TRD, Treatment-Resistant Depression  Average time to remission is ~6 weeks  (STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)  The Problem for Patients with Depression  (STAR*D study, Remission Rates Treatment Steps 1 to 4)  5  2 or more prior therapies = TRD  2023© GH Research PLC  5

 Large and Open Depression Market in the EU and US  6  First Line MDD  Second Line MDD  Treatment-Resistant Depression (TRD)  Patients cycle through ineffective therapies for TRD  Diagnosed: ~48M  Treated (pharmacotherapy ± psychotherapy): ~24M  Non-response to first line: ~13M  Non-response to two prior lines: ~9M  Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006MDD, Major Depressive Disorder  2023© GH Research PLC  6

 Mebufotenin (5-Methoxy-N,N-Dimethyltryptamine, 5-MeO-DMT)  Naturally-occurring psychoactive substance from tryptamine class  Highly potent agonist on 5-HT1A and 5-HT2A receptors  GH001 (Mebufotenin administration via a proprietary pulmonary inhalation approach)  Psychoactive effects with ultra-rapid onset (within seconds) and short duration (5 to 30 min)  High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects  Intraday individualized dosing regimen (IDR) for maximization of ultra-rapid and durable remissions   Single visit initial treatment, with no structured psychotherapy   Potential for convenient and infrequent retreatment  Mebufotenin (5-MeO-DMT) and GH001  7  2023© GH Research PLC  Mebufotenin (5-MeO-DMT)  Foundational IP  7

 GH001 Single Dose:  Inter-Person Variability  GH001 Individualized Dosing Regimen (IDR):Maximization of Ultra-Rapid and Durable Remissions   MADRS score  MADRS score  MADRS score  MADRS score  Dose 1  Dose 1  Dose 2  Dose 3  Dose 2  Dose 1  No remission  Remission  Remission  Remission  Remission  Hypothetical   Patient 1  Hypothetical   Patient 2  Hypothetical   Patient 3  Hypothetical   Patient 1  Hypothetical   Patient 2  No remission  No remission  No remission  Dose 1  GH001 – Individualized Dosing Regimen (IDR) for Maximization of Ultra-Rapid and Durable Remissions  8  2023© GH Research PLC   MADRS score  Dose 1  MADRS, Montgomery-Åsberg Depression Rating Scale  8

 Phase 1 Trial in Healthy Volunteers   GH001-HV-101  (Completed)  9  Clinicaltrials.gov ID: NCT04640831  2023© GH Research PLC   9

 GH001  Administration  Day 1  Day 7  GH001 2 mg (n=4)  GH001 6 mg (n=6)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  HV  (n=18)  Part A (Single Dose)  Part B (IDR)   Primary Endpoint:  Safety until day 7  Peak Experience Scale (PE Scale)1  HV  (n=4)  Primary Endpoint:  Safety until day 7  Peak Experience Scale (PE Scale)1  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 3h interval)  Key Assessments  Safety  PE Scale  Cognitive function  Safety  Safety  Cognitive function  1The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions: 1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was the experience?  Design of Phase 1 Trial in Healthy Volunteers (GH001-HV-101)  10  2023© GH Research PLC   HV, Healthy Volunteer; PE, Peak Experience;   IDR, Individualized Dosing Regimen  10

 Study Safety Group review  No SAEs  All ADRs mild, except two moderate (*)  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function  ADRs  Part A (Single Dose)  Part B (IDR)  ADRs  2 mg (n=4)  6 mg (n=6)  12 mg (n=4)  18 mg (n=4)  IDR1 (n=4)  MedDRA Preferred Term  Number of Events  n  n  n  n  Abnormal dreams           1     Anxiety     1  1        Clumsiness     1           Confusional state     1           Euphoric mood     1           Fatigue           1  1*  Feeling hot     1           Flashback           1     Hallucination           1     Head discomfort              1  Headache     2     1  1  Heart rate increased        1*        Hyperacusis           1     Insomnia           1     Mental fatigue           1     Nausea  2  1     1  2  Vision blurred  1              Part A (Single Dose) and Part B (IDR) – Safety  11  2023© GH Research PLC   16 mg (n=1); 6-12 mg (n=2); 6-12-18 mg (n=1)  SAE, Serious Adverse Event; ADR, Adverse Drug Reaction, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen  11

 Average fordose group  PE Scale  PEThreshold  Part A – Peak Experience (PE) Dose-Effectsand Inter-Person Variability  12  PE, Peak Experience  2023© GH Research PLC  12

 PEThreshold  Part B – Peak Experience (PE)Effect of Intraday Individualized Dosing Regimen (IDR)  13  PE, Peak Experience  2023© GH Research PLC   13

 Phase 1/2 Trial in  Treatment-Resistant Depression  GH001-TRD-102  (Completed)  14  Clinicaltrials.gov ID: NCT04698603  2023© GH Research PLC  14

 Key Assessments  MADRS H2  PE Scale  Safety  MADRS D1  Cognitive function  Safety  MADRS D7  Cognitive function  Safety  GH001  Administration  Day 1  Day 7  Design of Phase 1/2 Trial in TRD (GH001-TRD-102)  15  1Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy   2023© GH Research PLC   Phase 1 (Single Dose)   Phase 2 (IDR)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  TRD1  (n=8)  Primary Endpoint:  Safety until day 7  TRD1  (n=8)  Primary Endpoint:  MADRS remission day 7 (MADRS≤10)  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 3h interval)  TRD, Treatment-Resistant Depression; PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen; H, Hour; D, Day  15

 Phase 1 (Single Dose) and Phase 2 (IDR) – Safety  16  2023© GH Research PLC   Study Safety Group review  No SAEs  All ADRs mild, except three moderate*  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function  No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item “suicidal thoughts”  ADRs  Phase 1 (Single Dose)  Phase 2 (IDR)  ADRs  12 mg (n=4)  18 mg (n=4)  IDR1 (n=8)  MedDRA Preferred Term  Number of Events  n  n  Abdominal discomfort        1  Anxiety        2  Depressive symptom        1*  Dizziness  1     Feeling abnormal  1  1     Flashback  1  1  2  Headache  2  1  3  Muscle discomfort  1  Muscle spasms     1     Nausea        2*  Paresthesia        1  Sensory disturbance  3  16-12 mg (n=6); 6-12-18 mg (n=2)  SAE, Serious Adverse Event; ADR, Adverse Drug Reaction, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; MADRS, Montgomery-Åsberg Depression Rating Scale  16

 MADRS Remission / Response / Improvement Rate Day 7  Phase 1 (Single Dose) – Efficacy (MADRS)  17  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS.  2023© GH Research PLC   2 of 4 (50%) in the 12 mg group and1 of 4 (25%) in the 18 mg group had a MADRS remission at day 7  2 of 8 patients had a PE and both had a MADRS remission at day 7  17

 Phase 2 (IDR) – Efficacy (MADRS)  18  2023© GH Research PLC   MADRS Remission / Response / Improvement Rate Day 7  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS..  18

 Phase 2 (IDR) – Efficacy (MADRS Change from Baseline)  2023© GH Research PLC   Baseline1  Hour 2  Day 1  Day 7  GH001  19  p=0.0018  p<0.0001  p<0.0001  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 7 remissions from day 1 and4 of 7 remissions from 2 hours  1Baseline mean MADRS=32  19

 MADRS and PE – Observed Improved Outcome in Phase 2 (IDR) vs Phase 1 (Single Dose)  Phase 2 (IDR)  Phase 1 (Single Dose) 12 mg  Phase 1 (Single Dose) 18 mg  MADRS Remission Rate Day 7  87.5% (7 of 8)  50% (2 of 4)  25% (1 of 4)  Mean MADRS Change Day 7  -24.4 (-76%)  -21.0 (-65%)  -12.5 (-40%)  Rate of PE  87.5% (7 of 8)  50% (2 of 4)  0% (0 of 4)  Mean PE Score  90.4 (at final dose)  58.2  59.1  2023© GH Research PLC   20  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen  20

 Phase 1 Clinical Pharmacology Trial in Healthy Volunteers GH001-HV-103  (Completed)  21  2023© GH Research PLC   Clinicaltrials.gov ID: NCT05163691  21

 GH001  Administration  Day 7  GH001 6 mg (n=8+2 placebo)  GH001 12 mg (n=8+2 placebo)  GH001 18 mg (n=8+2 placebo)  HV  (n=30)  Single-Dose Part   IDR Part   HV  (n=16)  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 1h interval, n=8)  Key Assessments  Safety  Pharmacokinetics  PE Scale  Cognitive function  Safety  Cognitive function  Safety  22  Day 30  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 2h interval, n=8)  Primary Endpoint:  Pharmacokinetic profile of mebufotenin (5-MeO-DMT) and bufotenine  2023© GH Research PLC   Design of Phase 1 Clinical Pharmacology Trial in Healthy Volunteers (GH001-HV-103)  HV, Healthy Volunteer; PE, Peak Experience;IDR, Individualized Dosing Regimen  22

 Safety Review  No SAEs   All ADRs mild  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically relevant changes in ECG, safety laboratory analyses, peak flow, cognitive function, psychiatric safety assessments, including the C-SSRS  Further Results  Pharmacokinetic analyses and psychoactive effect assessments (PE Scale) support that an interval down to 1 hour between individual doses of the IDR is feasible for future clinical trials  Single Dose and IDR – Safety and Further Results   23  SAE, Serious Adverse Event; Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing; IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; PE, Peak Experience  2023© GH Research PLC  ADRs  Single-dose   IDR  6 mg (n=8)  12 mg (n=8)  18 mg (n=8)  Placebo (n=6)  1h interval (n=8)1  2h interval (n=8)2  MedDRA Preferred Term  Number of Events  n  n  n  n  n  Abnormal dreams  1  Chest discomfort     1        Crying        2     2     Dizziness     1     Dry mouth  1           Dyskinesia        1           Fatigue  1  2  1  Headache  3  1     1  1  Hypoesthesia oral  1        Paresthesia oral     1  Retching  1        Somnolence  1        Tachycardia  2     Tension     1  Tremor  1        16 mg (n=1), 6-12 mg (n=3); 6-12-18 mg (n=4)26-12 mg (n=3); 6-12-18 mg (n=5)  23

 Phase 2b Trial in  Treatment-Resistant Depression  GH001-TRD-201  (Initiated)  24  2023© GH Research PLC  EudraCT Number: 2022-000574-26  24

 2023© GH Research PLC   25  GH001 IDR   Placebo IDR     n=80  Randomization 1:1  Up to 5 GH001 IDRs   may be administered during the OLE pro re nata (PRN),   based on specific re-treatment criteria  D0  MADRS  Primary Endpoint   ΔMADRS  (per FDA guidance for rapid-acting antidepressants*)  D1  D7  B H2  Scheduled Visit  Double-Blind Phase  Open-label Extension Phase (OLE)  The bold solid lines indicate the fixed duration of 7 days (± 1 day) after an IDR with visits on D0, D1 and D7. The bold dotted line indicates the variable duration until a potential GH001 IDR in the OLE. The GH001 IDR consists of up to 3 increasing doses (6, 12, 18 mg) and the Placebo IDR consists of up to three placebo doses, to achieve a peak experience, given at a 1H interval. As in previously completed trials, the GH001-TRD-201 trial will be conducted under the supervision of a healthcare provider, but without any planned psychotherapeutic interventions before, during, or after dosing. IDR, Individualized Dosing Regimen; PRN, pro re nata (as needed); B, Baseline; H, Hour; D, Day; M, Month. *FDA draft guidance for industry “Major Depressive Disorder: Developing Drugs for Treatment”  D14  M2  M3  M4  M5  M6  M1  During the OLE, additional clinic visits can be scheduled if required for medical reasons  D0  D1  D7  B H2  PRN  Design of Phase 2b Trial in TRD (GH001-TRD-201)

 LAYER 1: REGULATORY EXCLUSIVITY  FDA: 5 years (+2.5 years paragraph IV stay)  EMA: 10 years (+1 year for new indication)     LAYER 3: TECHNICALComplex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability  LAYER 2: PATENTS  Patent families filed relating to mebufotenin (5-MeO-DMT), including:   Novel uses in various disorders (including inhaled, nasal, buccal, sublingual, i.v., i.m., s.c. routes)   Novel aerosol compositions of matter  Novel manufacturing methods and novel salt forms   Novel device-related aspects  Three-Layer Protection Strategy  26  2023© GH Research PLC   26

 Board of Directors & Executive Management  27  Florian Schönharting  Michael Forer  MSc Chairman of the Board, Co-founder  BA, LLB Vice-Chairman of the Board  2023© GH Research PLC   Dermot Hanley  Duncan Moore  BSC, MBA Board Member  MPhil, PhD Board Member  Theis Terwey  PD Dr. med. CEO, Co-founder  Julie Ryan  ACA, MAcc, BComm VP, Finance  Magnus Halle  BSc Managing Director, Ireland, Co-founder  Aaron Cameron   MSc, MBA VP, Technical Development and Operational Planning  Velichka (Villy) Valcheva  MD, MSc VP, Clinical Research and Medical Affairs  27

 Scientific Advisors  28  Michael Thase  M.D. Professor of Psychiatry, Perelman School of Medicine University of Pennsylvania  Madhukar Trivedi  M.D. Professor of Psychiatry, UT Southwestern Medical Center  Mark Zimmerman  M.D. Professor of Psychiatry and Human Behavior, Brown University  Eduard Vieta  Prof. Dr. Head, Psychiatry Unit, Hospital Clínic de Barcelona  Michael Bauer  Prof. Dr. rer. nat. Dr. med. Chair, Department of Psychiatry and Psychotherapy, Technische Universität Dresden  Malek Bajbouj  Prof. Dr. med. Head, Center for Affective Neuroscience, Charité, Berlin  Johannes Ramaekers  Prof. Dr. Professor, Faculty of Psychology and Neuroscience of Maastricht University  2023© GH Research PLC

 Scientific Advisors  28  Michael Thase  M.D. Professor of Psychiatry, Perelman School of Medicine University of Pennsylvania  Madhukar Trivedi  M.D. Professor of Psychiatry, UT Southwestern Medical Center  Mark Zimmerman  M.D. Professor of Psychiatry and Human Behavior, Brown University  Eduard Vieta  Prof. Dr. Head, Psychiatry Unit, Hospital Clínic de Barcelona  Michael Bauer  Prof. Dr. rer. nat. Dr. med. Chair, Department of Psychiatry and Psychotherapy, Technische Universität Dresden  Malek Bajbouj  Prof. Dr. med. Head, Center for Affective Neuroscience, Charité, Berlin  Johannes Ramaekers  Prof. Dr. Professor, Faculty of Psychology and Neuroscience of Maastricht University  2023© GH Research PLC   28

 Anticipated Milestones and Financial Overview  GH001  Complete double-blind phase of European multi-center, randomized, double-blind, placebo-controlled Phase 2b trial in TRD in Q3 2024, with top-line data expected in Q3 or Q4 2024  Provide update on U.S. IND clinical hold and planned Phase 1 clinical pharmacology trial with proprietary aerosol delivery device after expected meeting with FDA in Q1 2024   Provide update on timeline for completion of Phase 2a trials in PPD in BDII in Q1 2024  GH002   Complete Phase 1 clinical pharmacology trial in healthy volunteers in Q4 2023  GH003  Complete preclinical development  Financial Overview   Cash, cash equivalents, other financial assets and marketable securities were $228.7 million as of September 30, 2023  We believe existing cash, cash equivalents, other financial assets and marketable securities will be sufficient to fund operating expenses and capital expenditure requirements into 2026  29  2023© GH Research PLC   29

 Seeking  Ultra-Rapid, Durable Remissions  in Depression  30  2023© GH Research PLC   30